Exhibit (c) (2)

December 2, 2024

Ryan O’Herrin

Chief Financial Officer

Steel Connect, Inc.

590 Madison Ave., 32nd Fl.

New York, New York 10022

Jeff Wald

Chairman

Audit Committee of the Board of Directors of Steel Connect, Inc.

Steel Connect, Inc.

590 Madison Ave., 32nd Fl.

New York, New York 10022

Management Planning, Inc. Fairness Opinion

Gentlemen:

The Audit Committee of the Board of Directors (the “Audit Committee”) of Steel Connect, Inc. (“STCN” or the “Company”) engaged and retained Management Planning, Inc. (“MPI” or the “Advisor”) to deliver an opinion (the “Opinion”) to the Audit Committee as to the fairness, from a financial point of view, of the Cash Consideration (subsequently defined) being remitted to certain of the Company’s common shareholders (the “Unaffiliated Stockholders”) in connection with a short-form merger transaction, as more fully described in the following paragraph.

Steel Partners Holdings, L.P. (“Steel Partners”), which, together with its affiliates, owns greater than 90% of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of STCN, on an as-converted basis, intends to effect a short-form merger transaction (the “Short-Form Merger” or the “Transaction”) with STCN pursuant to Section 253 of the Delaware General Corporation Law with the Company surviving the Short-Form Merger and becoming an indirect, wholly owned subsidiary of Steel Partners. At the effective time of the Short-Form Merger (the “Effective Time”), Unaffiliated Stockholders will receive $11.45 in cash per share of STCN common stock (the “Per Share Merger Consideration” or the “Cash Consideration”). In addition, if the Reith Net Litigation Proceeds (as defined in the Stockholders’ Agreement), if any, have not been distributed prior to the Effective Time, each share of Common Stock (other than Waived Shares (as defined in the offer among the parties)) shall receive a contingent value right pursuant to the terms of a CVR Agreement (the “Reith CVR”) which reflects the provisions of Article 3 of the Stockholders’ Agreement. The effective date of the Opinion is November 26, 2024 (the “Effective Date”).

Steel Connect, Inc.

December 2, 2024

The Opinion is limited to the fairness, from a financial point of view, to the Unaffiliated Stockholders and specifically the Cash Consideration to be received by them in the Transaction. MPI expresses no opinion as to the following: (i) the Reith Litigation, (ii) the Reith CVR, its terms, or any value associated therewith; and (iii) the appropriateness of the process conducted by the Company, or its representatives, in soliciting or negotiating the Transaction. References within this letter to the “Transaction” are generally intended to exclude the Reith CVR.

Our valuation analyses of the Company conform to generally-accepted valuation procedures and methods, under the fair value standard. U.S. Generally Accepted Accounting Principles (GAAP) define fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”[1]

The Opinion does not address the relative merits of the Transaction as compared to other investment alternatives or strategies that might be available to the Company, nor does it address the underlying decision of the Audit Committee of STCN or STCN itself to proceed with the Transaction. The Opinion is not intended to be and does not constitute a recommendation to the Audit Committee as to whether it should approve the Transaction.

In connection with our review of the Transaction, and in arriving at the Opinion, we have completed the following, among other things:

i.	Reviewed the request for approval of the Short-Form Merger, as presented by Steel Partners to the Audit Committee;

ii.	Reviewed certain corporate governing documents and other corporate and shareholder organization materials that were deemed pertinent;

iii.	Examined historical and projected financial information provided by management of STCN and ModusLink;

iv.	Reviewed other documents and related industry information and statistics deemed relevant;

v.	Interviewed management of both STCN and ModusLink concerning their histories, operations, financial performance and condition, competition, outlooks, strengths, weaknesses, opportunities, and threats, as well as other aspects of the businesses we considered pertinent;

vi.	Reviewed publicly available information on selected guideline public companies and guideline precedent transactions;

vii.	Performed discounted cash flow analyses and sensitized the results based on a range of selected inputs;

viii.	Performed guideline publicly traded company analyses and sensitized the results based on a range of selected inputs;

ix.	Performed guideline transaction analyses and sensitize the results based on a range of selected inputs;

[1]	Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosure

Steel Connect, Inc.

December 2, 2024

x.	Reviewed and analyzed the trading history of STCN Common Stock;

xi.	Considered such other information regarding the Company, its securities, and its industry deemed relevant by MPI, including the terms and features of its capital stack, the current economic environment, in general, and the specific economic factors bearing on firms competing in the industry; and

xii.	Conducted studies, analyses, and inquiries as MPI deemed appropriate.

MPI was provided and is relying upon a representation letter from Ryan O’Herrin, Chief Financial Officer of the Company, regarding, among other things, the accuracy and completeness of the information provided to MPI in connection with rendering the Opinion. MPI has not independently verified any of the information concerning the Company with which MPI was provided in connection with its review of the Transaction and, for purposes of the Opinion, MPI has assumed and relied upon the accuracy and completeness of all such information. With respect to the projected financial information made available to MPI and used in the analysis, MPI has assumed that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management team at STCN as to expected future financial performance. MPI has not been engaged to assess the achievability of such projections or assumptions used in management’s forecast. In addition, MPI has not conducted a physical inspection or appraisal of any of the assets, properties, or facilities of the Company, nor has MPI been furnished with any such evaluation or appraisal. The Opinion is based upon market, economic, financial and other considerations as they exist on, and can be evaluated as of the Effective Date. Any change in such conditions will require a reevaluation. MPI has assumed that there are no legal issues regarding the Company or the Transaction that would affect the Opinion and has relied on this assumption without undertaking any independent investigation or inquiry. MPI provided no legal advice to any person (or entity) in connection with the Transaction.

In connection with the Opinion, MPI has assumed that the Transaction will be consummated on the terms and subject to the conditions as presented by Steel Partners to the Audit Committee. MPI has also assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on the Transaction.

MPI is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, and valuations for corporate and other purposes. MPI has provided the Opinion for the information and assistance of the Audit Committee in connection with the Transaction and will receive a fee for its services. MPI’s fee is not contingent upon the consummation of the Transaction. The Company has agreed to indemnify MPI for certain liabilities arising out of the rendering of the Opinion.

Steel Connect, Inc.

December 2, 2024

This letter and the Opinion stated herein are for the use of the Audit Committee and its legal counsel and may not be reproduced, summarized, excerpted from or otherwise publicly referred to in any manner without MPI’s prior written consent. Notwithstanding the foregoing, the written opinion rendered by MPI may be reproduced in a disclosure document relating to the Transaction that is required to be filed with the Securities and Exchange Commission (“SEC”); provided however, that all references to MPI or any such written opinion therein shall be subject to MPI’s prior written consent (such consent not to be unreasonably withheld) with respect to form and substance. In addition a copy of the written opinion and any other materials provided by MPI in connection with such opinion may be provided to the SEC and any state securities regulators or any other governmental authority in connection with the Transaction provided however, that all references to MPI or any such written opinion therein shall be subject to MPI’s prior written consent (such consent not to be unreasonably withheld) with respect to form and substance.

Based upon and subject to the foregoing and such other matters as MPI deems relevant, MPI is of the Opinion that, as of November 26, 2024 and subject to the limitations stated herein, the Cash Consideration is fair, from a financial point of view, to the Unaffiliated Stockholders considered in the context of the Transaction viewed in its entirety.

Sincerely,

Management Planning, Inc.